UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 27)*

DOLBY LABORATORIES, INC.

(Name of Issuer)

CLASS A COMMON STOCK

CLASS B COMMON STOCK

(Title of Class of Securities)

CLASS A COMMON STOCK: 25659T107

CLASS B COMMON STOCK: Not Applicable

(CUSIP Number)

Dolby Laboratories, Inc.

1275 Market Street

San Francisco, CA 94103

Phone: (415) 558-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 15 Pages)

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 2 of 15 Pages

1.	Names of reporting persons Dagmar Dolby
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,004,300 shares of Class A Common Stock (1)(2)
	8.	Shared voting power 1,945,000 shares of Class A Common Stock and 37,458,356 shares of Class B Common Stock (1)(3)
	9.	Sole dispositive power 1,004,300 shares of Class A Common Stock and 43,972,210 shares of Class B Common Stock (1)(4)
	10.	Shared dispositive power 1,615,000 shares of Class A Common Stock (1)(5)
11.	Aggregate amount beneficially owned by each reporting person 2,949,300 shares of Class A Common Stock and 43,972,210 shares of Class B Common Stock (1)(3)(4)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 46.2% (1)(6)(7)(8)
14.	Type of reporting person (see instructions) IN

(1)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(2)	Consists of 1,004,300 shares of Class A Common Stock held of record by the Ray and Dagmar Dolby Family Fund, a California nonprofit public benefit corporation and a private foundation within the meaning of section 509(a) of the Internal Revenue Code (the “Dolby Family Fund”). Dagmar Dolby is the President and sole director of, and has sole dispositive and voting power over the shares held of record by, the Dolby Family Fund. The Reporting Person disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein.
(3)	Consists of (i) 1,945,000 shares of Class A Common Stock held of record by the Dagmar Dolby Fund, a California nonprofit public benefit corporation (the “Dagmar Dolby Fund”), (ii) 25,322,162 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Marital Trust under the Dolby Family Trust Instrument dated May 7, 1999 (the “Marital Trust”), and (iii) 12,136,194 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby Trust under the Dolby Family Trust Instrument dated May 7, 1999 (the “Dagmar Dolby Trust”). Dagmar Dolby, as one of three directors of the Dagmar Dolby Fund, (i) has shared voting power over all 1,945,000 shares of Class A Common Stock held of record by the Dagmar Dolby Fund, with voting decisions requiring the majority vote of the Dagmar Dolby Fund’s board of directors, and (ii) has shared dispositive power over 1,615,000 of the shares of Class A Common Stock held of record by the Dagmar Dolby Fund, with disposition decisions requiring the majority vote of the Dagmar Dolby Fund’s board of directors. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of each of the Marital Trust and the Dagmar Dolby Trust. Dagmar Dolby has sole dispositive power over the shares held of record by each of the Marital Trust and the Dagmar Dolby Trust, and Dagmar Dolby and David E. Dolby have shared voting power over the shares held of record by each of the Marital Trust and the Dagmar Dolby Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee. The Reporting Person disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein.
(4)	Consists of (i) 1,004,300 shares of Class A Common Stock held of record by the Dolby Family Fund, (ii) 25,322,162 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Marital Trust, (iii) 12,136,194 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby Trust, (iv) 160,592 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A dated April 19, 2002 (the “Ray Dolby 2002 Trust A”), (v) 663,262 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B dated April 19, 2002 (the “Ray Dolby 2002 Trust B”), (vi) 1,040,000 shares of Class B Common Stock held of record by Dolby Holdings II LLC (the “Family LLC”), and (vii) 4,650,000 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby 2016 Trust BB, dated March 23, 2016 (the “Dagmar Dolby 2016 Trust BB”). Dagmar Dolby is the Trustee of, and has sole dispositive power over the shares held of record by, each of the Marital Trust, the Dagmar Dolby Trust, the Ray Dolby 2002 Trust A, the Ray Dolby 2002 Trust B and the Dagmar Dolby 2016 Trust BB. Dagmar Dolby and David E. Dolby, Dagmar Dolby’s son and Special Trustee of the Marital Trust and the Dagmar Dolby Trust, have shared voting power over the shares held of record by each of the Marital Trust and the Dagmar Dolby Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee. Thomas E. Dolby, Dagmar Dolby’s son, is the Special Trustee of, and has sole power to direct the voting of the shares held of record by, the Ray Dolby 2002 Trust A. David E. Dolby is the Special Trustee of, and has sole power to direct the voting of the shares held of record by, each of the Ray Dolby 2002 Trust B and the Dagmar Dolby 2016 Trust BB. Dagmar Dolby has sole dispositive power over the shares held of record by the Family LLC as the Manager of the Family LLC, and each of Thomas E. Dolby and David E. Dolby has sole power to direct the voting of 50% of the shares held of record by the Family LLC, as Special Managers of the Family LLC. Dagmar Dolby, as the President and sole director of the Dolby Family Fund, has sole dispositive and voting power over the shares held of record by the Dolby Family Fund. The Reporting Person disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein.
(5)	Consists of 1,615,000 shares of Class A Common Stock held of record by the Dagmar Dolby Fund. Dagmar Dolby, as one of three directors of the Dagmar Dolby Fund, (i) has shared voting power over all 1,945,000 shares of Class A Common Stock held of record by the Dagmar Dolby Fund, with voting decisions requiring the majority vote of the Dagmar Dolby Fund’s board of directors, and (ii) has shared dispositive power over 1,615,000 of the shares of Class A Common Stock held of record by the Dagmar Dolby Fund, with disposition decisions requiring the majority vote of the Dagmar Dolby Fund’s board of directors. The Reporting Person disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein.
(6)	Represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by Dagmar Dolby is 46.2%. Dagmar Dolby’s percentage ownership of Class B Common Stock is 99.8%.
(7)	The shares represented in Row 11 represent 88.9% of the total outstanding voting power of the Class A Common Stock and Class B Common Stock and the shares over which Dagmar Dolby has sole or shared voting power represent 75.8% of the total outstanding voting power of the Class A Common Stock and Class B Common Stock.
(8)	Based on 57,483,370 shares of Class A Common Stock and 44,073,597 shares of Class B Common Stock outstanding on November 22, 2016.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 3 of 15 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Marital Trust under the Dolby Family Trust Instrument dated May 7, 1999
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power 25,322,162 shares of Class B Common Stock (9)(10)
	9.	Sole dispositive power 25,322,162 shares of Class B Common Stock (9)(10)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 25,322,162 shares of Class B Common Stock (9)(10)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 24.9% (9)(11)(12)(13)
14.	Type of reporting person (see instructions) OO

(9)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(10)	Consists of 25,322,162 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Marital Trust. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Marital Trust. Dagmar Dolby has sole dispositive power over the shares held of record by the Marital Trust, and Dagmar Dolby and David E. Dolby have shared voting power over the shares held of record by the Marital Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee.
(11)	Represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by the Marital Trust is 30.6%. The Marital Trust’s percentage ownership of Class B Common Stock is 57.5%.
(12)	Represents 50.8% of the total outstanding voting power of the Class A Common Stock and Class B Common Stock.
(13)	Based on 57,483,370 shares of Class A Common Stock and 44,073,597 shares of Class B Common Stock outstanding on November 22, 2016.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 4 of 15 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Dagmar Dolby Trust under the Dolby Family Trust Instrument dated May 7, 1999
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power 12,136,194 shares of Class B Common Stock (14)(15)
	9.	Sole dispositive power 12,136,194 shares of Class B Common Stock (14)(15)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 12,136,194 shares of Class B Common Stock (14)(15)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 12.0% (14)(16)(17)(18)
14.	Type of reporting person (see instructions) OO

(14)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(15)	Consists of 12,136,194 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby Trust. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Dagmar Dolby Trust. Dagmar Dolby has sole dispositive power over the shares held of record by the Dagmar Dolby Trust, and Dagmar Dolby and David E. Dolby have shared voting power over the shares held of record by the Dagmar Dolby Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee.
(16)	Represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by the Dagmar Dolby Trust is 17.4%. The Dagmar Dolby Trust’s percentage ownership of Class B Common Stock is 27.5%.
(17)	Represents 24.4% of the total outstanding voting power of the Class A Common Stock and Class B Common Stock.
(18)	Based on 57,483,370 shares of Class A Common Stock and 44,073,597 shares of Class B Common Stock outstanding on November 22, 2016.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 5 of 15 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A dated April 19, 2002
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power None
	9.	Sole dispositive power 160,592 shares of Class B Common Stock (19)(20)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 160,592 shares of Class B Common Stock (19)(20)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.2% (19)(21)(22)(23)
14.	Type of reporting person (see instructions) OO

(19)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(20)	Consists of 160,592 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A. Thomas E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Ray Dolby 2002 Trust A. Dagmar Dolby has sole dispositive power over the shares held of record by the Ray Dolby 2002 Trust A, and Thomas E. Dolby has sole power to direct the voting of the shares held of record by the Ray Dolby 2002 Trust A.
(21)	Represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by the Ray Dolby 2002 Trust A is 0.3%. The Ray Dolby 2002 Trust A’s percentage ownership of Class B Common Stock is 0.4%.
(22)	Represents 0.3% of the total outstanding voting power of the Class A Common Stock and Class B Common Stock.
(23)	Based on 57,483,370 shares of Class A Common Stock and 44,073,597 shares of Class B Common Stock outstanding on November 22, 2016.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 6 of 15 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B dated April 19, 2002
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power None
	9.	Sole dispositive power 663,262 shares of Class B Common Stock (24)(25)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 663,262 shares of Class B Common Stock (24)(25)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.7% (24)(26)(27)(28)
14.	Type of reporting person (see instructions) OO

(24)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(25)	Consists of 663,262 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Ray Dolby 2002 Trust B. Dagmar Dolby has sole dispositive power over the shares held of record by the Ray Dolby 2002 Trust B, and David E. Dolby has sole power to direct the voting of the shares held of record by the Ray Dolby 2002 Trust B.
(26)	Represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by the Ray Dolby 2002 Trust B is 1.1%. The Ray Dolby 2002 Trust B’s percentage ownership of Class B Common Stock is 1.5%.
(27)	Represents 1.3% of the total outstanding voting power of the Class A Common Stock and Class B Common Stock.
(28)	Based on 57,483,370 shares of Class A Common Stock and 44,073,597 shares of Class B Common Stock outstanding on November 22, 2016.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 7 of 15 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust A dated December 14, 2011 (29)
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power None
	9.	Sole dispositive power None
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person None
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.0% (30)
14.	Type of reporting person (see instructions) OO

(29)	Dagmar Dolby is the Trustee of, and has sole dispositive power over the shares held of record by, the Ray Dolby 2011 Trust A. Thomas E. Dolby, Dagmar Dolby’s son, is the Special Trustee of, and has sole power to direct the voting of the shares held of record by, the Ray Dolby 2011 Trust A.
(30)	Based on 57,483,370 shares of Class A Common Stock and 44,073,597 shares of Class B Common Stock outstanding on November 22, 2016.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 8 of 15 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust B dated December 14, 2011 (31)
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power None
	9.	Sole dispositive power None
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person None
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.0% (32)
14.	Type of reporting person (see instructions) OO

(31)	Dagmar Dolby is the Trustee of, and has sole dispositive power over the shares held of record by, the Ray Dolby 2011 Trust B. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of, and has sole power to direct the voting of the shares held of record by, the Ray Dolby 2011 Trust B.
(32)	Based on 57,483,370 shares of Class A Common Stock and 44,073,597 shares of Class B Common Stock outstanding on November 22, 2016.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 9 of 15 Pages

1.	Names of reporting persons Dolby Holdings II LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power 1,040,000 shares of Class B Common Stock (33)(34)
	9.	Sole dispositive power None
	10.	Shared dispositive power 1,040,000 shares of Class B Common Stock (33)(34)
11.	Aggregate amount beneficially owned by each reporting person 1,040,000 shares of Class B Common Stock (33)(34)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 1.0% (33)(35)(36)(37)
14.	Type of reporting person (see instructions) OO

(33)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(34)	Consists of 1,040,000 shares of Class B Common Stock held of record by the Family LLC. Dagmar Dolby has sole dispositive power over the shares held of record by the Family LLC as the Manager of the Family LLC. Each of Thomas E. Dolby and David E. Dolby has sole power to direct the voting of 50% of the 1,040,000 shares of Class B Common Stock held of record by the Family LLC, as Special Managers of the Family LLC.
(35)	Represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by the Family LLC is 1.8%. The Family LLC’s percentage ownership of Class B Common Stock is 2.4%.
(36)	Represents 2.1% of the total outstanding voting power of the Class A Common Stock and Class B Common Stock.
(37)	Based on 57,483,370 shares of Class A Common Stock and 44,073,597 shares of Class B Common Stock outstanding on November 22, 2016.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 10 of 15 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Dagmar Dolby 2016 Trust BB dated March 23, 2016
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power None
	9.	Sole dispositive power 4,650,000 shares of Class B Common Stock (38)(39)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 4,650,000 shares of Class B Common Stock (38)(39)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.6% (38)(40)(41)(42)
14.	Type of reporting person (see instructions) OO

(38)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(39)	Consists of 4,650,000 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby 2016 Trust BB. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Dagmar Dolby 2016 Trust BB. Dagmar Dolby has sole dispositive power over the shares held of record by the Dagmar Dolby 2016 Trust BB, and David E. Dolby has sole power to direct the voting of the shares held of record by the Dagmar Dolby 2016 Trust BB.
(40)	Represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by the Dagmar Dolby 2016 Trust BB is 7.5%. The Dagmar Dolby 2016 Trust BB’s percentage ownership of Class B Common Stock is 10.6%.
(41)	Represents 9.3% of the total outstanding voting power of the Class A Common Stock and Class B Common Stock.
(42)	Based on 57,483,370 shares of Class A Common Stock and 44,073,597 shares of Class B Common Stock outstanding on November 22, 2016.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 11 of 15 Pages

1.	Names of reporting persons Thomas E. Dolby
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 680,592 shares of Class B Common Stock (43)(44)
	8.	Shared voting power None
	9.	Sole dispositive power None
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 680,592 shares of Class B Common Stock (43)(44)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.7% (43)(45)(46)(47)
14.	Type of reporting person (see instructions) IN

(43)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(44)	Consists of (i) 160,592 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A, and (ii) 520,000 shares of Class B Common Stock held of record by the Family LLC. Dagmar Dolby, Thomas E. Dolby’s mother, is the Trustee of, and has sole dispositive power over the shares held of record by, the Ray Dolby 2002 Trust A. Thomas E. Dolby is the Special Trustee of, and has sole power to direct the voting of the shares held of record by, the Ray Dolby 2002 Trust A. Dagmar Dolby has sole dispositive power over the shares held of record by the Family LLC as the Manager of the Family LLC, and Thomas E. Dolby has sole power to direct the voting of 50% of the 1,040,000 shares of Class B Common Stock held of record by the Family LLC, as a Special Manager of the Family LLC. The Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(45)	Represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by Thomas E. Dolby is 1.2%. Thomas E. Dolby’s percentage ownership of Class B Common Stock is 1.5%.
(46)	Represents 1.4% of the total outstanding voting power of the Class A Common Stock and Class B Common Stock.
(47)	Based on 57,483,370 shares of Class A Common Stock and 44,073,597 shares of Class B Common Stock outstanding on November 22, 2016.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 12 of 15 Pages

1.	Names of reporting persons David E. Dolby
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 57,202 shares of Class A Common Stock and 5,833,262 shares of Class B Common Stock (48)(49)
	8.	Shared voting power 37,458,356 shares of Class B Common Stock (48)(50)
	9.	Sole dispositive power 57,202 shares of Class A Common Stock (48)(51)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 57,202 shares of Class A Common Stock and 43,291,618 shares of Class B Common Stock (48)(49)(50)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 42.7% (48)(52)(53)(54)
14.	Type of reporting person (see instructions) IN

(48)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(49)	Consists of (i) 46,115 shares of Class A Common Stock held of record by David E. Dolby, (ii) stock options held of record by David E. Dolby to purchase up to 3,512 shares of Class A Common Stock that are exercisable within 60 days after December 15, 2016, (iii) 7,575 shares of Class A Common Stock subject to restricted stock unit awards held of record by David E. Dolby that vest within 60 days after December 15, 2016, (iv) 663,262 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B, (v) 520,000 shares of Class B Common Stock held of record by the Family LLC and (vi) 4,650,000 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby 2016 Trust BB. Dagmar Dolby, David E. Dolby’s mother, is the Trustee of, and has sole dispositive power over the shares held of record by, each of the Ray Dolby 2002 Trust B and the Dagmar Dolby 2016 Trust BB. David E. Dolby is the Special Trustee of, and has sole power to direct the voting of the shares held of record by, each of the Ray Dolby 2002 Trust B and the Dagmar Dolby 2016 Trust BB. Dagmar Dolby has sole dispositive power over the shares held of record by the Family LLC as the Manager of the Family LLC, and David E. Dolby has sole power to direct the voting of 50% of the 1,040,000 shares of Class B Common Stock held of record by the Family LLC, as a Special Manager of the Family LLC. The Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(50)	Consists of (i) 25,322,162 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Marital Trust and (ii) 12,136,194 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby Trust. David E. Dolby is the Special Trustee of each of the Marital Trust and the Dagmar Dolby Trust. Dagmar Dolby has sole dispositive power over the shares held of record by each of the Marital Trust and the Dagmar Dolby Trust, and Dagmar Dolby and David E. Dolby have shared voting power over the shares held of record by each of the Marital Trust and the Dagmar Dolby Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee. The Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(51)	Consists of (i) 46,115 shares of Class A Common Stock held of record by David E. Dolby, (ii) stock options held of record by David E. Dolby to purchase up to 3,512 shares of Class A Common Stock that are exercisable within 60 days after December 15, 2016, and (iii) 7,575 shares of Class A Common Stock subject to restricted stock unit awards held of record by David E. Dolby that vest within 60 days after December 15, 2016.
(52)	Represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by David E. Dolby is 43.0%. David E. Dolby’s percentage ownership of Class B Common Stock is 98.2%.
(53)	Represents 86.9% of the total outstanding voting power of the Class A Common Stock and Class B Common Stock.
(54)	Based on 57,483,370 shares of Class A Common Stock and 44,073,597 shares of Class B Common Stock outstanding on November 22, 2016.

Page 13 of 15 Pages

Explanatory Note:

This Amendment No. 27 to Schedule 13D (this “Amendment”) amends the Schedule 13D (the “Statement”) initially filed with the Commission on December 27, 2011 and amended by Amendment No. 1 thereto filed with the Commission on September 11, 2012, Amendment No. 2 thereto filed with the Commission on December 26, 2012, Amendment No. 3 thereto filed with the Commission on January 2, 2013, Amendment No. 4 thereto filed with the Commission on March 5, 2013, Amendment No. 5 thereto filed with the Commission on October 22, 2013, Amendment No. 6 thereto filed with the Commission on November 26, 2013, Amendment No. 7 thereto filed with the Commission on January 27, 2014, Amendment No. 8 thereto filed with the Commission on February 26, 2014, Amendment No. 9 thereto filed with the Commission on March 10, 2014, Amendment No. 10 thereto filed with the Commission on August 22, 2014, Amendment No. 11 thereto filed with the Commission on September 11, 2014, Amendment No. 12 thereto filed with the Commission on October 14, 2014, Amendment No. 13 thereto filed with the Commission on February 27, 2015, Amendment No. 14 thereto filed with the Commission on April 29, 2015, Amendment No. 15 filed with the Commission on November 2, 2015, Amendment No. 16 filed with the Commission on December 29, 2015, Amendment No. 17 filed with the Commission on February 16, 2016, Amendment No. 18 filed with the Commission on March 1, 2016, Amendment No. 19 filed with the Commission on March 15, 2016, Amendment No. 20 filed with the Commission on March 24, 2016, Amendment No. 21 filed with the Commission on May 13, 2016, Amendment No. 22 filed with the Commission on June 10, 2016, Amendment No. 23 filed with the Commission on August 16, 2016, Amendment No. 24 filed with the Commission on August 29, 2016, Amendment No. 25 filed with the Commission on September 13, 2016 and Amendment No. 26 filed with the Commission on November 7, 2016. This Amendment is filed on behalf of (i) Dagmar Dolby, (ii) Thomas E. Dolby, (iii) David E. Dolby, (iv) Dagmar Dolby, as Trustee of the Marital Trust, (v) Dagmar Dolby, as Trustee of the Dagmar Dolby Trust, (vi) Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A, (vii) Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B, (viii) Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust A, (ix) Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust B, (x) the Family LLC, and (xi) Dagmar Dolby, as Trustee of the Dagmar Dolby 2016 Trust BB (collectively, the “Reporting Persons”), relating to the beneficial ownership of the Class A Common Stock, $0.001 par value per share (the “Class A Common Stock”), and the Class B Common Stock, $0.001 par value per share (the “Class B Common Stock”), of Dolby Laboratories, Inc., a Delaware corporation (the “Company”). The Reporting Persons are filing this Amendment to report changes in their beneficial ownership since the filing of the Statement, as last amended. Except as set forth herein, this Amendment does not supplement, restate or amend any of the other information disclosed in the Statement (as amended) previously filed. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Statement (as amended) previously filed.

Item 2.	Identity and Background.

Subsections (a), (c) and (f) of Item 2 of the Statement are amended by adding the following paragraph at the end thereof:

As a result of the 2011 GRATs 2016 Share Transfers, as defined and described in Item 4 of this Amendment, the Ray Dolby 2011 Trust A and the Ray Dolby 2011 Trust B are no longer Reporting Persons under this Statement immediately upon the filing of this Amendment.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is amended by adding the following paragraph at the end thereof:

On November 16 and 17, 2016, the Dolby Family Fund, a California nonprofit public benefit corporation of which Dagmar Dolby serves as the President and sole director, gifted an aggregate of 36,850 shares of Class A Common Stock to nine unaffiliated third-party charities (such gifts, the “Dolby Family Fund November 2016 Gifts”).

On December 15, 2016, each of the Ray Dolby 2011 Trust A and the Ray Dolby 2011 Trust B (such trusts, collectively, the “2011 GRATs”) transferred to the Marital Trust all securities of the Company held of record by each such trust, totaling (i) 1,473,301 shares of Class B Common Stock transferred by the Ray Dolby 2011 Trust A and (ii) 1,474,365 shares of Class B Common Stock transferred by the Ray Dolby 2011 Trust B (such transfers, collectively, the “2011 GRATs 2016 Share Transfers”). Each of the 2011 GRATs 2016 Share Transfers was made pursuant to the terms of the respective trust instruments for the 2011 GRATs, for tax and estate planning purposes and for no value, and no Reporting Person received any funds or other consideration in exchange for such share transfers.

Item 5.	Interest in Securities of the Issuer.

Subsections (c) and (e) of Item 5 of the Statement are amended and restated in their entirety to read in full as follows:

(c) The information set forth in Item 4 regarding the Dolby Family Fund November 2016 Gifts and the 2011 GRATs 2016 Share Transfers is incorporated herein by reference.

(e) As a result of the 2011 GRATs 2016 Share Transfers, as defined and described in Item 4 of this Amendment, the Ray Dolby 2011 Trust A and the Ray Dolby 2011 Trust B have ceased to be beneficial owners of any class of the Company’s securities.

Page 14 of 15 Pages

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement pursuant to Rule 13d-1(k)(1) (incorporated by reference to Exhibit 1 to the Schedule 13D/A filed with the Commission on June 10, 2016).

Exhibit 2:	Power of Attorney – Dagmar Dolby (incorporated by reference to Exhibit 2 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 3:	Power of Attorney – Thomas E. Dolby (incorporated by reference to Exhibit 3 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 4:	Power of Attorney – David E. Dolby (incorporated by reference to Exhibit 4 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 5:	Power of Attorney – Marital Trust (incorporated by reference to Exhibit 6 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 6	Power of Attorney – Dagmar Dolby Trust (incorporated by reference to Exhibit 7 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 7:	Power of Attorney – Ray Dolby 2002 Trust A (incorporated by reference to Exhibit 8 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 8:	Power of Attorney – Ray Dolby 2002 Trust B (incorporated by reference to Exhibit 9 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 9:	Power of Attorney – Ray Dolby 2011 Trust A (incorporated by reference to Exhibit 10 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 10:	Power of Attorney – Ray Dolby 2011 Trust B (incorporated by reference to Exhibit 11 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 11:	Power of Attorney – Dolby Holdings II LLC (incorporated by reference to Exhibit 12 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 12:	Power of Attorney – Dagmar Dolby 2016 Trust BB (incorporated by reference to Exhibit 15 to the Schedule 13D/A filed with the Commission on March 24, 2016).

Page 15 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: December 19, 2016.

DAGMAR DOLBY			MARITAL TRUST UNDER THE DOLBY FAMILY TRUST INSTRUMENT DATED MAY 7, 1999

By:	*		By:	*
	Dagmar Dolby			Name:	Dagmar Dolby
				Title:	Trustee

THOMAS E. DOLBY			DAGMAR DOLBY TRUST UNDER THE DOLBY FAMILY TRUST INSTRUMENT DATED MAY 7, 1999

By:	*		By:	*
	Thomas E. Dolby			Name:	Dagmar Dolby
				Title:	Trustee

DAVID E. DOLBY			RAY DOLBY 2002 TRUST A DATED APRIL 19, 2002

By:	*		By:	*
	David E. Dolby			Name:	Dagmar Dolby
				Title:	Trustee

RAY DOLBY 2011 TRUST A DATED DECEMBER 14, 2011			RAY DOLBY 2002 TRUST B DATED APRIL 19, 2002

By:	*		By:	*
	Name:	Dagmar Dolby		Name:	Dagmar Dolby
	Title:	Trustee		Title:	Trustee

RAY DOLBY 2011 TRUST B DATED DECEMBER 14, 2011			DOLBY HOLDINGS II LLC

By:	*		By:	*
	Name:	Dagmar Dolby		Name:	Dagmar Dolby
	Title:	Trustee		Title:	Manager

DAGMAR DOLBY 2016 TRUST BB DATED MARCH 23, 2016

By:	*
	Name:	Dagmar Dolby
	Title:	Trustee

			*By:	/s/ Patrick McCabe
Patrick McCabe, on behalf of Shartsis Friese LLP,
as Attorney-in-Fact